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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

OPENTV CORP.
(Name of Subject Company (Issuer))

KUDELSKI INTERACTIVE CAYMAN, LTD.
(Offeror)
an indirect wholly owned subsidiary of

KUDELSKI SA
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares of No Par Value
(Title of Class of Securities)

G67543101
(Cusip Number of Class of Securities)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel: +41 21 732 01 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jennifer DiNucci, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$147,449,358	$8,228

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated as (A) the sum of (i) 93,479,086, which is the difference between 107,915,234, the number of Class A ordinary shares of no par value ("Shares") of OpenTV Corp. (the "Company") outstanding as of June 30, 2009, and 14,436,148, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 1,012,355, which is the number of Shares subject to vested and unvested options outstanding as of June 30, 2009, excluding options that can be confirmed as having exercise prices above the per Share tender offer price, and (iii) 637,177, which we believe is the maximum number of Shares reserved for issuance upon exchange of shares of the Company's subsidiary, OpenTV, Inc. (the "Subsidiary") as of June 30, 2009, multiplied by (B) $1.55, which is the per Share tender offer price, net to the seller in cash, without interest and less applicable withholding taxes. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☒
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments or supplements hereto, this "Schedule TO") is filed by Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), that are not already owned by Parent or its wholly owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

        "Summary Term Sheet"

Item 2.    Subject Company Information.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Introduction"
  "The Offer—Section 8—Certain Information Concerning the Company"

(b)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "Introduction"

(c)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 6—Price Range of Shares; Dividends"

Item 3.    Identity and Background of Filing Person.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Introduction"
  "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent"
  Schedule A to the Offer to Purchase

(b)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent"

(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent"
  Schedule A to the Offer to Purchase

Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"
  "The Offer—Section 1—Terms of the Offer"
  "The Offer—Section 2—Acceptance for Payment and Payment"
  "The Offer—Section 3—Procedure for Tendering Shares"
  "The Offer—Section 4—Withdrawal Rights"
  "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences"
  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"
  "The Offer—Section 11—Dividends and Distributions"
  "The Offer—Section 12—Conditions of the Offer"

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"

(b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 5—Certain Projected Company Financial Information"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"
  "Special Factors—Section 10—Interests of Certain Persons in the Offer"

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (7)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"

  "Special Factors—Section 6—Certain Effects on Shareholders and Conduct of the Company's Business if the Offer is Not Consummated"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 10—Interests of Certain Persons in the Offer"
  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b) and (d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "The Offer—Section 10—Source and Amount of Funds"
  "The Offer—Section 12—Conditions of the Offer"

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"
  "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent"
  Schedule A to the Offer to Purchase
  Schedule B to the Offer to Purchase

(b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  Schedule B to the Offer to Purchase

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 14—Fees and Expenses"

Item 10.    Financial Statements.

(a)    Financial information with respect to the Purchaser and Parent is not material

(b)    Not material

Item 11.    Additional Information.

(a)(1) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"

  "Special Factors—Section 10—Interests of Certain Persons in the Offer"
  Schedule B to the Offer to Purchase

(a)(2) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"
  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3"
  "The Offer—Section 1—Terms of the Offer"
  "The Offer—Section 2—Acceptance for Payment and Payment"
  "The Offer—Section 3—Procedure for Tendering Shares"
  "The Offer—Section 5—Certain Material U.S. Income Tax Consequences"
  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"
  "The Offer—Section 12—Conditions of the Offer"
  "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals"
  "The Offer—Section 15—Miscellaneous"

(a)(3) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals"

(a)(4) The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"

(a)(5) None

(b)    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated October 5, 2009
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees
(a)(1)(vi)	Instructions for Completing Substitute Form W-9
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN
(a)(1)(viii)	Summary Advertisement
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009
(a)(1)(x)	Excerpts from Kudelski SA Transaction Website
(b)	Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger

(d)(i)	Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)
(d)(iii)	Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)
(g)	None
(h)	None

Item 13.    Information Required by Schedule 13E-3.

Item 2.    Subject Company Information.

(d)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 6—Price Range of Shares; Dividends"

(e)    None

(f)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"

Item 4.    Terms of the Transaction.

(c)    None

(d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3"
  Schedule C to the Offer to Purchase

(e)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent"

(f)    Not applicable

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of

  Alternatives"
  "Special Factors—Section 5—Certain Projected Company Financial Information"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"

(e)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 1—Background"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"
  "Special Factors—Section 9—Related Party Transactions"
  Schedule B to the Offer to Purchase

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"

(c)(8) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"
  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"
  "Special Factors—Section 5—Certain Projected Company Financial Information"

(b)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"

(c)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"

  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "Special Factors—Section 5—Certain Projected Company Financial Information"

(d)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer"
  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "Special Factors—Section 6—Certain Effects on Shareholders and Conduct of the Company's Business if the Offer is Not Consummated"
  "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3"
  "Special Factors—Section 10—Interests of Certain Persons in the Offer"
  "The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences"
  "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations"

Item 8.    Fairness of the Transaction.

(a) through (f)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Summary Term Sheet"
  "Introduction"
  "Special Factors—Section 1—Background"
  "Special Factors—Section 2—Purpose of and Reasons for the Offer; Consideration of Alternatives"
  "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction"
  "Special Factors—Section 5—Certain Projected Company Financial Information"
  "Special Factors—Section 7—Dissenters' Rights; Rule 13e-3"
  "The Offer—Section 1—Terms of the Offer"

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a) through (c)    None

Item 10.    Source and Amounts of Funds or Other Consideration.

(c)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 14—Fees and Expenses"

Item 12.    The Solicitation or Recommendation.

(d)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"

(e)    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

  "Introduction"
  "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares"

Item 13.    Financial Statements.

(a)(1)    The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 10, 2009

(a)(2)    The unaudited consolidated financial statements of the Company for the six months ended June 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed by the Company on August 7, 2009

(a)(3)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 8—Certain Information Concerning the Company"

(a)(4)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 8—Certain Information Concerning the Company"

(b)    Not material

(c)    The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

  "The Offer—Section 8—Certain Information Concerning the Company"

Item 14.    Persons/Assets Retained, Employed, Compensated or Used.

(b)    None

Item 16.    Exhibits.

(c)    None

(f)    Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	Director
	Date:	October 5, 2009

By:	/s/ SANTINO RUMASUGLIA
	Name:	Santino Rumasuglia
	Title:	Director
	Date:	October 5, 2009

KUDELSKI SA
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	General Counsel and Head of Legal Affairs
	Date:	October 5, 2009

By:	/s/ MAURO SALADINI
	Name:	Mauro Saladini
	Title:	Executive Vice President and Chief Financial Officer
	Date:	October 5, 2009

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 5, 2009
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees
(a)(1)(vi)	Instructions for Completing Substitute Form W-9
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN
(a)(1)(viii)	Summary Advertisement
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009
(a)(1)(x)	Excepts from Kudelski SA Transaction Website
(b)
Credit Facility Agreement dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger
(c)	None
(d)(i)
Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)
(d)(iii)
Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)
(f)	Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)
(g)	None
(h)	None

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 2. Subject Company Information.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets Retained, Employed, Compensated or Used.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX